# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aura Biosciences, Inc., CIK 0001501796
CUSIP: 05153U107
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 80 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-25-014432
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,032,060; sole dispositive power 0; shared dispositive power 4,032,060; aggregate amount beneficially owned 4,032,060 (6.3% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,032,060; sole dispositive power 0; shared dispositive power 4,032,060; aggregate amount beneficially owned 4,032,060 (6.3% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,032,060; sole dispositive power 0; shared dispositive power 4,032,060; aggregate amount beneficially owned 4,032,060 (6.3% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P., but do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 128,520; sole dispositive power 0; shared dispositive power 128,520; aggregate amount beneficially owned 128,520 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 128,520; sole dispositive power 0; shared dispositive power 128,520; aggregate amount beneficially owned 128,520 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 128,520; sole dispositive power 0; shared dispositive power 128,520; aggregate amount beneficially owned 128,520 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 342,210; sole dispositive power 0; shared dispositive power 342,210; aggregate amount beneficially owned 342,210 (0.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 342,210; sole dispositive power 0; shared dispositive power 342,210; aggregate amount beneficially owned 342,210 (0.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 342,210; sole dispositive power 0; shared dispositive power 342,210; aggregate amount beneficially owned 342,210 (0.5% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,210; sole dispositive power 0; shared dispositive power 597,210; aggregate amount beneficially owned 597,210 (0.9% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,210; sole dispositive power 0; shared dispositive power 597,210; aggregate amount beneficially owned 597,210 (0.9% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 597,210; sole dispositive power 0; shared dispositive power 597,210; aggregate amount beneficially owned 597,210 (0.9% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held by the Reporting Person and do not include any warrants held by the Reporting Person. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 128,520; sole dispositive power 0; shared dispositive power 128,520; aggregate amount beneficially owned 128,520 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P. and do not include any warrants held directly by Frazier Life Sciences X, L.P. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 128,520; sole dispositive power 0; shared dispositive power 128,520; aggregate amount beneficially owned 128,520 (0.2% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P. and do not include any warrants held directly by Frazier Life Sciences X, L.P. See item 4(a) to this Statement.
  
  The percentage listed in row 11 is calculated based on 63,503,269 shares of Common Stock outstanding on November 10, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2025.

## Item 1. Issuer
Name of issuer: Aura Biosciences, Inc.
Address of issuer's principal executive offices: 80 Guest Street, Boston, MA, 02135.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Statement is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 4,032,060 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 128,520 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 342,210 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 597,210 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

The above referenced beneficial ownership and amounts reflected on the cover pages hereto do not include certain prefunded warrants to acquire shares of Common Stock (the "Warrants"), the exercise of which is subject to certain beneficial ownership limitations. In this regard, (i) FLSPF holds Warrants to purchase 1,008,016 shares of Common Stock, (ii) FLS X holds Warrants to purchase 32,130 shares of Common Stock, (iii) FLS XI holds Warrants to purchase 85,552 shares of Common Stock and (iv) FLS XII holds Warrants to purchase 149,302 shares of Common Stock, each of which cannot be exercised, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder of such Warrant (together with its affiliates or any other persons acting as a group together with such holder) would exceed 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (02/13/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (02/13/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (02/13/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (02/13/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (02/13/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (02/13/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (02/13/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (02/13/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (02/13/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (02/13/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (02/13/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (02/13/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (02/13/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (02/13/2026)